Table Trac, Inc.
15612 Hwy 7 #331,
Minnetonka, MN 55345

March 19, 2010

Ms. Lyn Shenk, Branch Chief
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-7010

Re:	Table Trac, Inc.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended June 30, 2009
Form 10-Q for the quarter ended September 30, 2009
File No. 001-32987

Dear Ms. Shenk,

On behalf of Table Trac, Inc. (the "Company"), this letter supplements the responses to your letter dated January 15, 2010. Previous response from Table Trac, Inc. in its correspondence filing of January 29, 2010, is incorporated herein.

The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of your letter dated January 15, 2010. For ease of reference, the Staff's comments appear in italics immediately preceding the Company's responses.

Form 10-Q: For the Quarter Ended June 30, 2009

Note 1. Nature of Business and Summary of Significant Accounting Policies

Accounts Receivable / Allowance for Doubtful Accounts

Table Trac Response, March 19, 2010 Supplement:

In a phone discussion between the designated SEC office representative and Table Trac Inc's President Chad Hoehne, it was requested that we report our determination for allowance on customer(3) at December 31, 2009. In a subsequent phone discussion between the designated SEC office representative and Table Trac Inc's President Chad Hoehne, and it was disclosed that , "The process of reviewing accounts receivable reserves for year ended December 31, 2009 has been concluded, and for our international customer (3), that is significantly behind in their payments, that we determine an allowance increase reserving 100% of past due maintenance billings as of December 31, 2009 in the amount of $28,635 along with 100% of the contract principal, of $184,470 compared to 20% of account , which was $36,410 at September 30, 2009." Also of note during the same phone conversation, it was disclosed to the representative that the international customer (3) affirmed the indebtedness balance in full to Table Trac Inc's external auditors and continues to assure that payments will be forthcoming.

Form 10-Q: For the Quarter Ended September 30, 2009

Participation Revenue

Table Trac Response, March 19, 2010 Supplement:

In a phone discussion between the designated SEC office representative and Table Trac Inc's President Chad Hoehne, it was discussed that , "future participation revenue contracts, if any, revenue recognition will be treated as recognized upon receipt, instead of recognized when invoiced as previously stated in its form 10-Q."

Finally, on behalf of the Company, I acknowledge that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (952) 548-8877 with any questions you may have concerning our responses.

Sincerely

/s//Chad B Hoehne
President and CEO